

Mail Stop 3561

October 10, 2017

<u>Via E-mail</u>
Robert Brooke
Chief Executive Officer
Vitality Biopharma, Inc.
1901 Avenue of the Stars, 2nd Floor
Los Angeles, California 90067

      Re: **Vitality Biopharma, Inc.**
            Registration Statement on Form S-1
            Filed September 13, 2017
            File No. 333-220446

Dear Mr. Brooke:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Killoy at (202) 551-7576 with any questions.

                         Sincerely,

                         /s/ James Lopez (for)

                         John Reynolds
                         Assistant Director
                         Office of Beverages, Apparel,
                         and Mining

cc: Mark C. Lee, Esq.
       Greenberg Traurig, LLP